UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C-AR

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

☐ Form C: Offering Statement
☐ Form C-U: Progress Update
☐ Form C/A: Amendment to Offering Statement
    ☐ Check box if Amendment is material and investors must reconfirm within five business days.
☑ Form C-AR: Annual Report
☐ Form C-AR/A: Amendment to Annual Report
☐ Form C-TR: Termination of Reporting

Name of issuer
Unlimited Tomorrow, Inc.

Legal status of issuer

    Form
    Corporation

    Jurisdiction of Incorporation/Organization
    Delaware

    Date of organization
    February 6, 2014

Physical address of issuer
6579 Spring Brook Avenue, RHINEBECK, NY 12572

Website of issuer
http://www.unlimitedtomorrow.com/

Current number of employees
12

	Most recent fiscal year-end	Prior fiscal year-end
Total Assets	$4,140,501.00	$897,828.00
Cash & Cash Equivalents	$3,939,921.00	$751,615.00
Accounts Receivable	$0.00	$0.00
Short-term Debt	$50,373.00	$39,976.00
Long-term Debt	$0.00	$1,842,523.00
Revenues/Sales	$480,930.00	$17,514.00
Cost of Goods Sold	$0.00	$68,869.00
Taxes Paid	$48,625.00	$0.00
Net Income	-$799,399.00	-$863,944.00

April 27, 2020

FORM C-AR

Unlimited Tomorrow, Inc.



       This Form C-AR (including the cover page and all exhibits attached hereto, the "Form C-AR) is being furnished by Unlimited Tomorrow, Inc., a Delaware Corporation (the "Company," as well as references to "we," "us," or "our") for the sole purpose of providing certain information about the Company as required by the Securities and Exchange Commission ("SEC").

No federal or state securities commission or regulatory authority has passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the accuracy or completeness of any disclosure document or literature. The Company is filing this Form C-AR pursuant to Regulation CF (§ 227.100 et seq.) which requires that it must file a report with the Commission annually and post the report on its website at http://www.unlimitedtomorrow.com/ no later than 120 days after the end of each fiscal year covered by the report. The Company may terminate its reporting obligations in the future in accordance with Rule 202(b) of Regulation CF (§ 227.202(b)) by 1) being required to file reports under Section 13(a) or Section 15(d) of the Exchange Act of 1934, as amended, 2) filing at least one annual report pursuant to Regulation CF and having fewer than 300 holders of record, 3) filing annual reports for three years pursuant to Regulation CF and having assets equal to or less than $10,000,000, 4) the repurchase of all the Securities sold pursuant to Regulation CF by the Company or another party, or 5) the liquidation or dissolution of the Company.

The date of this Form C-AR is April 27, 2020.

THIS FORM C-AR DOES NOT CONSTITUTE AN OFFER TO PURCHASE OR SELL SECURITIES.

       Forward Looking Statement Disclosure

       This Form C-AR and any documents incorporated by reference herein or therein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C-AR are forward-looking statements. Forward-looking statements give the Company's

current reasonable expectations and projections relating to its financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C-AR and any documents incorporated by reference herein or therein are based on reasonable assumptions the Company has made in light of its industry experience, perceptions of historical trends, current conditions, expected future developments and other factors it believes are appropriate under the circumstances. As you read and consider this Form C-AR, you should understand that these statements are not guarantees of performance or results. They involve risks, uncertainties (many of which are beyond the Company's control) and assumptions. Although the Company believes that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect its actual operating and financial performance and cause its performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove incorrect or change, the Company's actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Any forward-looking statement made by the Company in this Form C-AR or any documents incorporated by reference herein or therein speaks only as of the date of this Form C-AR. Factors or events that could cause our actual operating and financial performance to differ may emerge from time to time, and it is not possible for the Company to predict all of them. The Company undertakes no obligation to update any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by law.

Table of Contents

About this Form C-AR

You should rely only on the information contained in this Form C-AR. We have not authorized anyone to provide you with information different from that contained in this Form C-AR. You should assume that the information contained in this Form C-AR is accurate only as of the date of this Form C-AR, regardless of the time of delivery of this Form C-AR. Our business, financial condition, results of operations, and prospects may have changed since that date.

Statements contained herein as to the content of any agreements or other document are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents.

SUMMARY

The following summary is qualified in its entirety by more detailed information that may appear elsewhere in this Form C-AR and the Exhibits hereto.

Unlimited Tomorrow, Inc. (the "Company") is a Delaware Corporation, formed on February 6, 2014.

The Company is located at 6579 Spring Brook Avenue, Rhinebeck, NY 12572.

The Company's website is http://www.unlimitedtomorrow.com/.

The information available on or through our website is not a part of this Form C-AR.

The Business

Unlimited Tomorrow produces and fits the most human-like advanced custom prosthetic device with the fastest turnaround time. We go directly to amputees and gather data which is used to automatically create the device. By automating the design process we charge a flat rate for both children and adults and make it easier to replace the device in the future.

RISK FACTORS

Risks Related to the Company's Business and Industry

In order for the Company to compete and grow, it must attract, recruit, retain and develop the necessary personnel who have the needed experience.
Recruiting and retaining highly qualified personnel is critical to our success. These demands may require us to hire additional personnel and will require our existing management personnel to develop additional expertise. We face intense competition for personnel. The failure to attract and retain personnel or to develop such expertise could delay or halt the development and commercialization of our product candidates. If we experience difficulties in hiring and retaining personnel in key positions, we could suffer from delays in product development, loss of customers and sales and diversion of management resources, which could adversely affect operating results. Our consultants and advisors may be employed by third parties and may have commitments under consulting or advisory contracts with third parties that may limit their availability to us.

The development and commercialization of our products/services is highly competitive.
We face competition with respect to any products that we may seek to develop or commercialize in the future. Our competitors include major companies worldwide. Many of our competitors have significantly greater financial, technical and human resources than we have and superior expertise in research and development and marketing approved products/services and thus may be better equipped than us to develop and commercialize products/service. These competitors also compete with us in recruiting and retaining qualified personnel and acquiring technologies. Smaller or early stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. Accordingly, our competitors may commercialize products more rapidly or effectively than we are able to, which would adversely affect our competitive position, the likelihood that our products/services will achieve initial market acceptance and our ability to generate meaningful additional revenues from our products.

We rely on other companies to provide raw materials, major components, and subsystems for our products.
We depend on these suppliers and subcontractors to meet our contractual obligations to our customers and conduct our operations. Our ability to meet our obligations to our customers may be adversely affected if suppliers or subcontractors do not provide the agreed-upon supplies or perform the agreed-upon services in compliance with customer requirements and in a timely and cost-effective manner. Likewise, the quality of our products may be adversely impacted if companies to whom we delegate manufacture of major components or subsystems for our products, or from whom we acquire such items, do not provide raw materials, major components, and subsystems which meet required specifications and perform to our and our customers' expectations. Our suppliers may be less likely than us to be able to quickly recover from natural disasters and other events beyond their control and may be subject to additional risks such as

financial problems that limit their ability to conduct their operations. The risk of these adverse effects may be greater in circumstances where we rely on only one or two subcontractors or suppliers for a particular raw material, component, and subsystem.

We depend on third-party service providers and outsource providers for a variety of services and we outsource a number of our non-core functions and operations.

In certain instances, we rely on single or limited service providers and outsourcing vendors around the world because the relationship is advantageous due to quality, price, or lack of alternative sources. If production or service was interrupted and we were not able to find alternate third-party providers, we could experience disruptions in manufacturing and operations including product shortages, higher freight costs and re-engineering costs. If outsourcing services are interrupted or not performed or the performance is poor, this could impact our ability to process, record and report transactions with our customers and other constituents. Such interruptions in the provision of supplies and/or services could result in our inability to meet customer demand, damage our reputation and customer relationships and adversely affect our business.

We depend on third party providers, suppliers and licensors to supply some of the hardware, software and operational support necessary to provide some of our services.

We obtain these materials from a limited number of vendors, some of which do not have a long operating history or which may not be able to continue to supply the equipment and services we desire. Some of our hardware, software and operational support vendors represent our sole source of supply or have, either through contract or as a result of intellectual property rights, a position of some exclusivity. If demand exceeds these vendors' capacity or if these vendors experience operating or financial difficulties, or are otherwise unable to provide the equipment or services we need in a timely manner, at our specifications and at reasonable prices, our ability to provide some services might be materially adversely affected, or the need to procure or develop alternative sources of the affected materials or services might delay our ability to serve our customers. These events could materially and adversely affect our ability to retain and attract customers, and have a material negative impact on our operations, business, financial results and financial condition.

Quality management plays an essential role in determining and meeting customer requirements, preventing defects, improving the Company's products and services and maintaining the integrity of the data that supports the safety and efficacy of our products.

Our future success depends on our ability to maintain and continuously improve our quality management program. An inability to address a quality or safety issue in an effective and timely manner may also cause negative publicity, a loss of customer confidence in us or our current or future products, which may result in the loss of sales and difficulty in successfully launching new products. In addition, a successful claim brought against us in excess of available insurance or not covered by indemnification agreements, or any claim that results in significant adverse publicity against us, could have an adverse effect on our business and our reputation.

The Company's success depends on the experience and skill of the board of directors, its executive officers and key employees.

In particular, the Company is dependent on Easton LaChappelle who is CEO of the Company from February 2014 to present. The Company has or intends to enter into employment agreements with Easton LaChappelle although there can be no assurance that it will do so or that they will continue to be employed by the Company for a particular period of time. The loss of Easton LaChappelle or any member of the board of directors or executive officer could harm the Company's business, financial condition, cash flow and results of operations.

We rely on various intellectual property rights, including patents in order to operate our business.
Such intellectual property rights, however, may not be sufficiently broad or otherwise may not provide us a significant competitive advantage. In addition, the steps that we have taken to maintain and protect our intellectual property may not prevent it from being challenged, invalidated, circumvented or designed-around, particularly in countries where intellectual property rights are not highly developed or protected. In some circumstances, enforcement may not be available to us because an infringer has a dominant intellectual property position or for other business reasons, or countries may require compulsory licensing of our intellectual property. Our failure to obtain or maintain intellectual property rights that convey competitive advantage, adequately protect our intellectual property or detect or prevent circumvention or unauthorized use of such property, could adversely impact our competitive position and results of operations. We also rely on nondisclosure and noncompetition agreements with employees, consultants and other parties to protect, in part, trade secrets and other proprietary rights. There can be no assurance that these agreements will adequately protect our trade secrets and other proprietary rights and will not be breached, that we will have adequate remedies for any breach, that others will not independently develop substantially equivalent proprietary information or that third parties will not otherwise gain access to our trade secrets or other proprietary rights.

As we expand our business, protecting our intellectual property will become increasingly important. The protective steps we have taken may be inadequate to deter our competitors from using our proprietary information. In order to protect or enforce our patent rights, we may be required to initiate litigation against third parties, such as infringement lawsuits. Also, these third parties may assert claims against us with or without provocation. These lawsuits could be expensive, take significant time and could divert management's attention from other business concerns. The law relating to the scope and validity of claims in the technology field in which we operate is still evolving and, consequently, intellectual property positions in our industry are generally uncertain. We cannot assure you that we will prevail in any of these potential suits or that the damages or other remedies awarded, if any, would be commercially valuable.

From time to time, third parties may claim that one or more of our products or services infringe their intellectual property rights.
Any dispute or litigation regarding patents or other intellectual property could be costly and time-consuming due to the complexity of our technology and the uncertainty of intellectual property litigation and could divert our management and key personnel from our business operations. A claim of intellectual property infringement could force us to enter into a costly or restrictive license agreement, which might not be available under acceptable terms or at all, could require us to redesign our products, which would be costly and time-consuming, and/or could subject us to an injunction against development and sale of certain of our products or services. We may have to pay substantial damages, including damages for past infringement if it is ultimately determined that our product candidates infringe a third party's proprietary rights.

Even if these claims are without merit, defending a lawsuit takes significant time, may be expensive and may divert management's attention from other business concerns. Any public announcements related to litigation or interference proceedings initiated or threatened against as could cause our business to be harmed. Our intellectual property portfolio may not be useful in asserting a counterclaim, or negotiating a license, in response to a claim of intellectual property infringement. In certain of our businesses we rely on third party intellectual property licenses and we cannot ensure that these licenses will be available to us in the future on favorable terms or at all.

The Company intends to use the proceeds from the Offering for unspecified working capital.
This means that the Company has ultimate discretion to use the proceeds as it sees fit and has chosen not to set forth any specific uses for you to evaluate. The net proceeds from this Offering will be used for the purposes, which our management deems to be in our best interests in order to address changed circumstances or opportunities. As a result of the foregoing, our success of will be substantially dependent upon our discretion and judgment with respect to application and allocation of the net proceeds of this Offering. The Company may chose to use the proceeds in a manner that you do not agree with and you will have no recourse. A use of proceeds that does not further the Company's business and goals could harm the Company and its operations and ultimately cause a Purchaser to lose all or a portion of his or her investment.

Although dependent on certain key personnel, the Company does not have any key man life insurance policies on any such people.
The Company is dependent on Easton LaChappelle in order to conduct its operations and execute its business plan, however, the Company has not purchased any insurance policies with respect to those individuals in the event of their death or disability. Therefore, if Easton LaChappelle dies or becomes disabled, the Company will not receive any compensation to assist with such person's absence. The loss of such person could negatively affect the Company and its operations.

We have not prepared any audited financial statements.
Therefore, you have no audited financial information regarding the Company's capitalization or assets or liabilities on which to make your investment decision. If you feel the information provided is insufficient, you should not invest in the Company.

We are subject to income taxes as well as non-income based taxes, such as payroll, sales, use, value-added, net worth, property and goods and services taxes, in the U.S.
Significant judgment is required in determining our provision for income taxes and other tax liabilities. In the ordinary course of our business, there are many transactions and calculations where the ultimate tax determination is uncertain. Although we believe that our tax estimates are reasonable: (i) there is no assurance that the final determination of tax audits or tax disputes will not be different from what is reflected in our income tax provisions, expense amounts for non-income based taxes and accruals and (ii) any material differences could have an adverse effect on our financial position and results of operations in the period or periods for which determination is made.

We are not subject to Sarbanes-Oxley regulations and lack the financial controls and safeguards required of public companies.

We do not have the internal infrastructure necessary, and are not required, to complete an attestation about our financial controls that would be required under Section 404 of the Sarbanes-Oxley Act of 2002. There can be no assurance that there are no significant deficiencies or material weaknesses in the quality of our financial controls. We expect to incur additional expenses and diversion of management's time if and when it becomes necessary to perform the system and process evaluation, testing and remediation required in order to comply with the management certification and auditor attestation requirements.

The Company has indicated that it has engaged in certain transactions with related persons.

Please see the section of this Memorandum entitled "Transactions with Related Persons and Conflicts of Interest" for further details.

Changes in employment laws or regulation could harm our performance.

Various federal and state labor laws govern our relationship with our employees and affect operating costs. These laws include minimum wage requirements, overtime pay, healthcare reform and the implementation of the Patient Protection and Affordable Care Act, unemployment tax rates, workers' compensation rates, citizenship requirements, union membership and sales taxes. A number of factors could adversely affect our operating results, including additional government-imposed increases in minimum wages, overtime pay, paid leaves of absence and mandated health benefits, mandated training for employees, increased tax reporting and tax payment changing regulations from the National Labor Relations Board and increased employee litigation including claims relating to the Fair Labor Standards Act.

Successful development of our products is uncertain.

The product candidates that we expect to develop are based on processes and methodologies that are not currently widely employed. Our development of current and future product candidates is subject to the risks of failure and delay inherent in the development of new products and products based on new technologies, including:

* delays in product development, clinical testing, or manufacturing;

* unplanned expenditures in product development, clinical testing, or manufacturing;

* failure to receive regulatory approvals;

* inability to manufacture on our own, or through any others, product candidates on a commercial scale;

* failure to achieve market acceptance; and

* emergence of superior or equivalent products.

Because of these risks, our research and development efforts may not result in any commercially viable products. If a significant portion of these development efforts are not successfully completed, required regulatory approvals are not obtained, or any approved products are not

commercially successfully, our business, financial condition, and results of operations may be materially harmed.

The Health Care Reform Law 2.3% excise tax on domestic sales of medical devices by manufacturers and importers beginning in 2013, and the fee on branded prescription drugs and biologics that was implemented in 2011, may adversely affect sales and cost of goods sold.
For example, (i) where we purchase medical devices from third-party manufacturers, the manufacturers may increase their prices to cover their payment of the excise tax and our costs to purchase such medical devices may therefore increase and (ii) where we manufacture medical devices or are the importer of record, our cost of goods sold have increased because we are subject to paying the excise tax.

Political, economic and regulatory influences are subjecting the healthcare industry to potential fundamental changes that could substantially affect our results of operations.
Government and private sector initiatives to limit the growth of healthcare costs, including price regulation, competitive pricing, coverage and payment policies, comparative effectiveness of therapies, technology assessments and alternative payment models, are continuing in the U.S. These changes are causing the marketplace to put increased emphasis on the delivery of more cost-effective treatments. As a U.S. headquartered Company with significant sales in the U.S., this healthcare reform legislation will materially impact/is materially impacting us. Certain provisions of the legislation will not be effective for a number of years and it is unclear what the full impact of the legislation will be. Provisions of this legislation, including Medicare provisions aimed at improving quality and decreasing costs, comparative effectiveness research, an independent payment advisory board, and pilot programs to evaluate alternative payment methodologies, could meaningfully change the way healthcare is developed and delivered, and may adversely affect our business and results of operations. Further, we cannot predict what healthcare programs and regulations will be ultimately implemented at the federal or state level, or the effect of any future legislation or regulation in the U.S. or internationally. However, any changes that lower reimbursements for our products, reduce medical procedure volumes or increase cost containment pressures on us or other participants in the healthcare industry could adversely affect our business and results of operations.

Privacy laws and regulations could restrict our ability or the ability of our customers to obtain, use or disseminate patient information, or could require us to incur significant additional costs to re-design our products.
State, federal and foreign laws, such as the federal Health Insurance Portability and Accountability Act of 1996 (HIPAA), regulate the confidentiality of sensitive personal information and the circumstances under which such information may be released. These and future laws could have an adverse impact on our results of operations. Other health information standards, such as regulations under HIPAA, establish standards regarding electronic health data transmissions and transaction code set rules for specified electronic transactions, for example transactions involving claims submissions to third party payors. These also continue to evolve and are often unclear and difficult to apply. In addition, under the federal Health Information Technology for Economic and Clinical Health Act (HITECH Act), which was passed in 2009, many businesses that were previously only indirectly subject to federal HIPAA privacy and security rules became directly subject to such rules because the businesses serve as "business associates" to our customers. On January 17, 2013, the Office for Civil Rights of the Department

of Health and Human Services released a final rule implementing the HITECH Act and making certain other changes to HIPAA privacy and security requirements. Compliance has increased the requirements applicable to some of our businesses. Failure to maintain the confidentiality of sensitive personal information in accordance with the applicable regulatory requirements, or to abide by electronic health data transmission standards, could expose us to breach of contract claims, fines and penalties, costs for remediation and harm to our reputation.

The healthcare industry is highly regulated.

We are subject to regulation in the U.S. at both the federal and state level and in foreign countries. In addition, the U.S. federal and state governments have allocated greater resources to the enforcement of these laws. If we fail to comply with these regulatory requirements, or if allegations are made that we failed to comply, our results of operations and financial condition could be adversely affected.

Products that we manufacture, source, distribute or market are required to comply with regulatory requirements.

To lawfully operate our businesses, we are required to hold permits, licenses and other regulatory approvals from, and to comply with operating and security standards of, governmental bodies. Failure to maintain or renew necessary permits, licenses or approvals, or noncompliance or concerns over noncompliance may result in suspension of our ability to distribute, import or manufacture products, product recalls or seizures, or criminal and civil sanctions and could have an adverse effect on our results of operations and financial condition.

The manufacture, distribution, marketing and use of our products are subject to extensive regulation and increased scrutiny by the Food and Drug Administration (FDA) and other regulatory authorities globally.

Any new product must undergo lengthy and rigorous testing and other extensive, costly and time-consuming procedures mandated by FDA and foreign regulatory authorities. Changes to current products may be subject to vigorous review, including additional 510(k) and other regulatory submissions, and approvals are not certain. Our facilities must be approved and licensed prior to production and remain subject to inspection from time to time thereafter. Failure to comply with the requirements of FDA or other regulatory authorities, including a failed inspection or a failure in our adverse event reporting system, could result in adverse inspection reports, warning letters, product recalls or seizures, monetary sanctions, injunctions to halt the manufacture and distribution of products, civil or criminal sanctions, refusal of a government to grant approvals or licenses, restrictions on operations or withdrawal of existing approvals and licenses. Any of these actions could cause a loss of customer confidence in us and our products, which could adversely affect our sales and results of operations.

The design, manufacture and marketing of the medical devices we produce entail an inherent risk of product liability claims.

Manufacturing and marketing of our commercial products, and clinical testing of our products under development, may expose us to product liability and other tort claims. Although we have, and intend to maintain, liability insurance, the coverage limits of our insurance policies may not be adequate and one or more successful claims brought against us may have a material adverse effect on our business and results of operations. There are a number of factors that could result in

an unsafe condition or injury to, or death of, a patient with respect to these or other products which we manufacture or sell, including component failures, manufacturing flaws, design defects or inadequate disclosure of product-related risks or product-related information. Product liability claims may be brought by individuals or by groups seeking to represent a class. The outcome of litigation, particularly class action lawsuits, is difficult to assess or quantify. Plaintiffs in these types of lawsuits often seek recovery of very large or indeterminate amounts, and the magnitude of the potential loss relating to such lawsuits may remain unknown for substantial periods of time. Any costs (the material components of which are settlements, judgments, legal fees and other related defense costs) not covered under our previously issued product liability insurance policies and existing reserves could have a material adverse effect on our revenues, financial position and cash flows. Additionally, product liability claims could negatively affect our reputation, continued product sales, and our ability to obtain and maintain regulatory approval for our products.

In addition to the risks listed above, businesses are often subject to risks not foreseen or fully appreciated by the management. It is not possible to foresee all risks that may affect us. Moreover, the Company cannot predict whether the Company will successfully effectuate the Company's current business plan. Each prospective Purchaser is encouraged to carefully analyze the risks and merits of an investment in the Securities and should take into consideration when making such analysis, among other, the Risk Factors discussed above.

BUSINESS

Description of the Business

Unlimited Tomorrow produces and fits the most human-like advanced custom prosthetic device with the fastest turnaround time. We go directly to amputees and gather data which is used to automatically create the device. By automating the design process we charge a flat rate for both children and adults and make it easier to replace the device in the future.

Business Plan

Unlimited Tomorrow is committed to creating a prosthetic as unique as the person to empower their everyday life. Unlimited Tomorrow produces and fits the most human-like advanced custom prosthetic device with the fastest turnaround time. We go directly to amputees and provide a 3D scanner to scan their limbs which is used to automatically create the device. By automating the design process we charge a flat rate for both children and adults and make it easier to replace and upgrade the device in the future. Unlimited Tomorrow markets to amputees as well as organizations that have a similar mission.

History of the Business

The Company's Products and/or Services

Product / Service	Description	Current Market
Powered Prosthetic	An upper extremity powered	Medical Device. Upper

Arm/Hand	prosthetic device that is made custom for amputees that is controlled using muscle movement. A 3d scanner is sent to the amputee to scan both of their arms. This data is used to generate a custom device and socket that is proportional to their full arm. The device is printed in the amputee's skin tone by using a high-end 3d printer. Features include replaceable fingernails, force feedback, muscle control, lightweight, wireless charging, integrated artificial intelligence and more. This device is able to be produced from a fraction of the cost due to the automation of the design and the manufacturing process.	Extremity Amputees.

We are constantly researching and developing new designs and systems to improve our current product. We are looking at ways to bring this technology to third world countries and create mobile production labs.

Amputees apply for our product through our website and, if eligible, start working with them to produce the device and ship the final device to them.

Competition

The Company's primary competitors are Touch Bionics, Ossur, BeBionic, Open Bionics, Otto Bock, and Taska.

We compete with the larger prosthetic/medical device companies around the world. There are few companies that offer devices similar to ours but their cost is about 10x and takes about 5x longer to create the device. Currently, the prosthetic market is structured so that prosthetic manufacturers sell to prosthetic offices who sell to the amputee. We are going directly to the amputee to make this process cheaper and more efficient. Most of the devices on the market right now are robotic looking. We offer custom skin tone matching or other colors/patterns the amputee can choose from. Because of the time and costs of other devices, it makes children receiving a device not practical because of their growth. We designed our product for children and solve these problems by creating software that automatically designs a custom device based on measurements from the customer.

Customer Base

Our customers are children and adults who are missing part or all of their arm as well as organizations who donate and purchase product.

Intellectual Property

Patents

Application or Registration #	Title	Description	File Date	Grant Date	Country
14/933,584	Low Profile Exoskeleton	Low profile exoskeleton to allow someone who is paralyzed below the waist to walk again.	November 5, 2015	February 18, 2020	United States
16/242,057	Prosthetic Arm With Adaptive Grip	Advanced upper-extremity prosthetic device.	February 13, 2019		United States
62887797	Socket for Upper Extremity Prosthesis	Socket for Upper Extremity Prosthesis	August 16, 2019		United States
62/912,177	Biometric Sensor Array	Biometric Sensor Array	October 18, 2019		United States

Trademarks

Application or Registration #	Goods / Services	Mark	File Date	Registration Date	Country
5,564,755	IC 010: Prosthetic limbs, namely, arms, hands, feet	Unlimited Tomorrow	January 24, 2018	September 21, 2018	United States

	and legs. IC 040: Custom manufacturing of prosthetics				

Our software and electronics will be kept as trade secrets.

Governmental/Regulatory Approval and Compliance

The Company is dependent on the following regulatory approvals:

Line of Business	Government Agency	Type of Approval	Application Date	Grant Date
Company	FDA	Company Registration	Expected 6/1/2020	TBD
Medical Device Registration (powered prosthetic)	FDA	Class 1	Expected 6/1/2020	TBD
Medical Device Registration (muscle sensors)	FDA	Class 1	Expected 6/1/2020	TBD

Our business will be to be subject to the Food and Drug Administration. The product falls under a Class 1 medical device. This will require company and product registration. Failure to comply with these laws and regulations could subject us to administrative and legal proceedings and actions by these governmental bodies.

Litigation

There are no existing legal suits pending, or to the Company’s knowledge, threatened, against the Company.

Other

The Company’s principal address is 6579 Spring Brook Avenue, Rhinebeck, NY 12572

The Company conducts business in New York.

DIRECTORS, OFFICERS AND EMPLOYEES

Directors

The directors or managers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years and their educational background and qualifications.

Name

Allen Morgan

All positions and offices held with the Company and date such position(s) was held with start and ending dates

Board Member:
Unlimited Tomorrow, Inc.
March 2019 – Present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates
Idealabx1 - Founder & Managing Director
May 2019 - Present (1 year)

Idealab NY, Inc. - Founder & Vice-Chairman
January 2019 – Present

The Trillions Company - Vice-Chairman
January 2016 - Present

Name

Dakin Sloss

All positions and offices held with the Company and date such position(s) was held with start and ending dates
Board Member
Unlimited Tomorrow
September 2019 – Present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates
Prime Movers Lab - Founder & General Partner
2018 - Present

Tachyus - Founder, CEO
2013 - 2018

Officers

The officers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years and their educational background and qualifications.

Easton LaChappelle – Founder, CEO
2014 – Present

Indemnification

Indemnification is authorized by the Company to directors, officers or controlling persons acting in their professional capacity pursuant to Delaware law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

Employees

The Company currently has 12 employees in New York.

The Company has the following employment/labor agreements in place:

Employee	Description	Effective Date	Termination Date
Sean Jones	VP Strategic Partnerships	April 23, 2018	
Alex Malcoci	Product Manager	June 18, 2018	
Strahinja Ciric	Software Engineer	January 2, 2019	
Stephanie Almasi	VP of Marketing	March, 23, 2020	
Matthew Landolfa	Mechanical Engineer	July 15, 2019	
Britney Maddock	Customer Assurance	December 18, 2019	
Samantha Manetta	Office Manager	December 9, 2019	
Nikita Nekrasov	Full Stack Developer	November 14, 2019	

Tahir Omar	Manufacturing Technician	April 1, 2019	
Kornelis Poort	Electrical Engineer	July 29, 2019	
Alexander Thiry	Electro-Mechanical Assembler	July 22, 2019	

CAPITALIZATION AND OWNERSHIP

Capitalization

The Company has issued the following outstanding Securities:

Type of Security	Common Stock
Amount Outstanding	3,766,866
Voting Rights	The holders of Common Stock are entitled to one (1) vote for each share of Common Stock
Anti-Dilution Rights	No

Type of Security	Class A Common Stock
Amount Outstanding	6,000,000
Voting Rights	The holders of Class A Common Stock are entitled to ten (10) votes for each share of Class A Common Stock
Anti-Dilution Rights	No

Type of Security	Series FF Stock
Amount Outstanding	1,600,000
Voting Rights	Except as provided by law or the Company's Certificate of Incorporation, holders of Series FF Stock vote together with the holders of Series Seed Preferred, Common Stock and Class A Common Stock as a single class on an as converted basis. The holders of Series FF Stock are entitled to the

	number of votes equal to the number of whole shares of Common Stock into which the shares of Series FF Stock are convertible.
Anti-Dilution Rights	No

Type of Security	Series Seed-1, Seed-2, Seed-3, Seed-4 and Seed-5 Preferred Stock ("**Series Seed Preferred**")
Amount Outstanding	14,511,632
Voting Rights	Except as provided by law or the Company's Certificate of Incorporation, holders of Series Seed Preferred vote together with the holders of Series FF Stock, Common Stock and Class A Common Stock as a single class on an as converted basis. The holders of Series Seed Preferred are entitled to the number of votes equal to the number of whole shares of Common Stock into which the shares of Series Seed are convertible.
Anti-Dilution Rights	The holders of Series Seed Preferred are entitled to broad-based weighted average anti-dilution protection for subsequent stock issuances at lower prices.
How this Security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF	Convertible Promissory Notes previously issued by the Company under Regulation CF converted into shares of Series Seed-2 and Series Seed-3 Preferred Stock as of September 20, 2019

The total amount of outstanding debt of the company is $0.00.

The Company has conducted the following prior Securities offerings in the past three years:

Security Type	Number Sold	Money Raised	Use of Proceeds	Offering Date	Exemption from Registration Used or Public Offering
Preferred Stock	297,000	$199,999.80	Operations, Marketing & Product Launch	December 26, 2019	Rule 506(c)
Preferred Stock	4,455,004	$2,999,999.69	Operations, Marketing & Product Launch	September 20, 2019	Rule 506(c)
Preferred Stock	300,000	$202,020.00	Operations, Marketing & Product Launch	December 12, 2019	Rule 506(c)
Preferred Stock	148,500	$99,999.63	Operations, Marketing & Product Launch	September 20, 2019	Rule 506(c)
Preferred Stock	37,125	$24,999.98	Operations, Marketing & Product Launch	December 6, 2019	Rule 506(b)
Preferred Stock	37,125	$24,999.98	Operations, Marketing & Product Launch	December 6, 2019	Rule 506(c)
Preferred Stock	37,125	$24,999.98	Operations, Marketing & Product Launch	September 20, 2019	Rule 506(c)
Preferred Stock	74,250	$49,999.95	Operations, Marketing & Product Launch	December 6, 2019	Rule 506(c)
Crowd Note	1,530,511	$1,530,511	Operations, Product Development	January 15, 2018	Regulation CF

Ownership

The majority of the Company is owned by a few people/entities. Those names include Easton LaChappelle, TR Ventures LLC, and Prime Movers Lab.

Below the beneficial owners of 20% percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

Name	Percentage Owned
Easton LaChappelle	26.3%

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C-AR and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit A.

Operations

Our most recent series seed financing was conducted Q3 of 2019. We do not intend to raise capital again until Q2 of 2021. We are currently focusing on commercializing our technology with the goal of accepting sales Q2 of 2020.

The Company intends to achieve profitability in the next 12 months by selling our product in the market. Our goal for 2020 is to sell 600 units. During this time we will learn how to refine production and distribution to increase profits.

Liquidity and Capital Resources

On 1/15/2018 the Company conducted an offering pursuant to Regulation CF and raised $1,530,511.

The Company does not have any additional sources of capital other than the proceeds from the Regulation CF Offering.

Capital Expenditures and Other Obligations

The Company intends to make the following material capital expenditures in the future:
We plan to purchase equipment for research and development and production. These include additional 3D printers, automation equipment, and computer systems.

Material Changes and Other Information

Trends and Uncertainties

The financial statements are an important part of this Form C-AR and should be reviewed in their entirety. The financial statements of the Company are attached hereto as Exhibit A.

Restrictions on Transfer

Any Securities sold pursuant to Regulation CF being offered may not be transferred by any Investor of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities were transferred: 1) to the Company, 2) to an accredited investor, as defined by Rule 501(d) of Regulation D of the Securities Act of 1933, as amended, 3) as part of an Offering registered with the SEC or 4) to a member of the family of the Investor or the equivalent, to a trust controlled by the Investor, to a trust created for the benefit of a family member of the Investor or the equivalent, or in connection with the death or divorce of the Investor or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law, and includes adoptive relationships. Remember that although you may legally be able to transfer the Securities, you may not be able to find another party willing to purchase them.

TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

Related Person Transactions

From time to time the Company may engage in transactions with related persons. Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of 10 percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons.

The Company has conducted the following transactions with related persons:

Property, Goods or Services

Related Person/Entity	Allen Morgan
Relationship to the Company	Board Member
Total amount of money involved	$82,500.00
Benefits or compensation received by related person	Payment for services.
Benefits or compensation received by Company	Business Development resources, fund raising and partnerships.
Description of the transaction	Business development support for Unlimited Tomorrow (UT). The results will include: ● Investment ● Partnerships

Securities

Related Person/Entity	Allen Morgan
Relationship to the Company	Board Member, Sherpa
Total amount of money involved	$105.63
Benefits or compensation received by related person	Payment for being an Advisor.
Benefits or compensation received by Company	Business and fundraising support.
Description of the transaction	The sale of common stock.

Related Person/Entity	Allen Morgan
Relationship to the Company	Board Member, Sherpa
Total amount of money involved	$49,999.96
Benefits or compensation received by related person	Ownership in the company.
Benefits or compensation received by Company	Funding in our Series Seed Round.
Description of the transaction	Sale of Series Seed Shares

Rent

Related Person/Entity	Jonathan Cohen
Relationship to the Company	Promoter
Total amount of money involved	$79,579.68
Benefits or compensation received by related person	Rent/Payment for use of space in building we occupy.
Benefits or compensation received by Company	Office/manufacturing space
Description of the transaction	Rent of Building our offices are located.

Future Transactions

Related Person/Entity	Jonathan Cohen
Relationship to the Company	Promoter
Total amount of money involved	$89,040.00
Benefits or compensation received by related person	Rent/Payment for use of space in building we occupy.
Benefits or compensation received by Company	Office/Manufacturing space
Description of the transaction	Rent of Building our offices are located.

Conflicts of Interest

The Company has engaged in the following transactions or relationships, which may give rise to a conflict of interest with the Company, its operations and its securityholders:

Current Business Dealings

Related Person/Entity	Jonathan Cohen
Relationship to the Company	Promoter
Total amount of money involved	$82,500.00
Benefits or compensation received by related person	Payment for services.
Benefits or compensation received by Company	Business Development resources, fund raising and partnerships.
Description of the transaction	Unlimited Tomorrow paid Trillions for fund raising support and startup guidance.

Related Person/Entity	Allen Morgan
Relationship to the Company	Board Member
Total amount of money involved	$82,500.00
Benefits or compensation received by related person	Payment for services.
Benefits or compensation received by Company	Legal support, business development and strategy.
Description of the transaction	Unlimited Tomorrow paid Trillions for fund raising support and startup guidance.

Related Person/Entity	Jonathan Cohen
Relationship to the Company	Promoter
Total amount of money involved	$79,579.68
Benefits or compensation received by related person	Payment for Rental of office space.
Benefits or compensation received by Company	Office/Manufacturing space.
Description of the transaction	Rent of office/manufacturing space.

OTHER INFORMATION

The Company has not failed to comply with the ongoing reporting requirements of Regulation CF § 227.202 in the past.

Bad Actor Disclosure

The Company is not subject to any Bad Actor Disqualifications under any relevant U.S. securities laws.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C-AR and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

The issuer also certifies that the attached financial statements are true and complete in all material respects.

/s/Easton LaChappelle
(Signature)

Easton LaChappelle
(Name)

CEO
(Title)

_____
(Date)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C-AR has been signed by the following persons in the capacities and on the dates indicated.

Instructions.

1.   The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

2.   The name of each person signing the form shall be typed or printed beneath the signature.

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

I, Easton LaChappelle, being the CEO of Unlimited Tomorrow, Inc., a Corporation (the "Company"), hereby certify as of this that:

(i) the accompanying unaudited financial statements of the Company, which comprise the balance sheet as of December 31, 2019 and the related statements of income (deficit), stockholder's equity and cash flows for the year ended December 31, 2019, and the related noted to said financial statements (collectively, the "Financial Statement"), are true and complete in all material respects; and

(ii) the Company has filed tax returns for the year ending December 31, 2019, and any tax return information in the Financial Statements reflects accurately the information that is reported in such tax returns.

/s/ Easton LaChappelle
(Signature)

Easton LaChappelle
(Name)

CEO
(Title)

(Date)

EXHIBITS

Exhibit A   Financial Statements

EXHIBIT A

Financial Statements

Unlimited Tomorrow, Inc.

BALANCE SHEET
As of December 31, 2019

	TOTAL
ASSETS	
Current Assets	
Bank Accounts	
1110 M&T Checking	3,929,269.14
1120 Chase	10,651.39
Total Bank Accounts	**$3,939,920.53**
Accounts Receivable	
1200 Accounts Receivable	0.00
Total Accounts Receivable	**$0.00**
Other Current Assets	
1340 Professional Services Asset	0.00
1350 Inventory Asset	0.00
1360 Raw Materials	37,970.84
Total 1350 Inventory Asset	**37,970.84**
1400 Uncategorized Asset	0.00
1405 Prepaid	
1410 Prepaid Professional Services	0.00
1420 Prepaid Insurance	25,339.70
1430 Prepaid Expenses	474.90
Total 1405 Prepaid	**25,814.60**
Total Other Current Assets	**$63,785.44**
Total Current Assets	**$4,003,705.97**
Fixed Assets	
1510 Equipment & Furniture	15,620.19
1515 Accumulated Depreciation-Equipment and Furniture	-822.00
Total 1510 Equipment & Furniture	**14,798.19**
1540 Computers & Software	3,209.12
1545 Accumulated Depreciation Computers and Software	-110.46
Total 1540 Computers & Software	**3,098.66**
1560 Leasehold Improvements	57,754.93
1565 Accumulated Amortization Leasehold Improvements	-19,528.16
Total 1560 Leasehold Improvements	**38,226.77**
1670 Patents	31,201.25
Total Fixed Assets	**$87,324.87**

Unlimited Tomorrow, Inc.

BALANCE SHEET
As of December 31, 2019

	TOTAL
Other Assets	
1700 Due From La Chappelles	6,463.20
1710 Due from Imperial	36,782.33
1720 Security Deposits	6,225.00
Total Other Assets	**$49,470.53**
TOTAL ASSETS	**$4,140,501.37**
LIABILITIES AND EQUITY	
Liabilities	
Current Liabilities	
Accounts Payable	
2000 Accounts Payable	10,856.64
Total Accounts Payable	**$10,856.64**
Credit Cards	
2100 Chase Credit Card	28,377.71
2200 AMEX 21005	4,863.63
Total Credit Cards	**$33,241.34**
Other Current Liabilities	
1150 Payroll Clearing	6,275.05
2400 Payroll Liabilities	0.00
2410 New York SDI FLI	0.00
Total 2400 Payroll Liabilities	**0.00**
2500 Fenwick & West LLP Deferral	0.00
City of Durango Payable	0.00
La Plata County Payable	0.00
State of Colorado Payable	0.00
Total Other Current Liabilities	**$6,275.05**
Total Current Liabilities	**$50,373.03**
Long-Term Liabilities	
2700 Interest Payable	0.00
2710 Start Cap - Tony Robbins - UT	0.00
2725 Robins Magnet LLC	0.00
2730 Crowd Note	0.00
2740 Trillions Fund II LLC	0.00
2750 Accelerator of Trillions LLC	0.00
Total Long-Term Liabilities	**$0.00**
Total Liabilities	**$50,373.03**

Unlimited Tomorrow, Inc.

BALANCE SHEET

As of December 31, 2019

	TOTAL
Equity	
3000 Opening Balance Equity	0.00
3200 Capital Stock	
3210 Common Stock	316.90
3300 Preferred Stock	
3320 Series Seed 1	
3330 Preferred Stock Series seed 1 Par	3,593,046.18
3335 Preferred Stock Series Seed 1 APIC	0.00
Total 3320 Series Seed 1	**3,593,046.18**
3350 Preferred Stock Series Seed 2	
3355 Preferred Stock Series Seed 2 Par	1,490,145.00
Total 3350 Preferred Stock Series Seed 2	**1,490,145.00**
3380 Preferred Stock Series Seed 3	
3385 Preferred Stock Series Seed 3 Par	193,943.00
Total 3380 Preferred Stock Series Seed 3	**193,943.00**
3400 Preferred Stock Series Seed 4	
3415 Preferred Stock Series Seed 4 Par	850,226.00
Total 3400 Preferred Stock Series Seed 4	**850,226.00**
Total 3300 Preferred Stock	**6,127,360.18**
Total 3200 Capital Stock	**6,127,677.08**
3900 Retained Earnings	-1,003,124.25
Net Income	-1,034,424.49
Total Equity	**$4,090,128.34**
TOTAL LIABILITIES AND EQUITY	**$4,140,501.37**

Unlimited Tomorrow, Inc.

PROFIT AND LOSS
January - December 2019

	TOTAL
Income	
4150 Crowd Funding	480,930.15
4250 Interest Income	21.05
Total Income	**$480,951.20**
Cost of Goods Sold	
Inventory Shrinkage	0.00
Total Cost of Goods Sold	**$0.00**
GROSS PROFIT	**$480,951.20**
Expenses	
5100 Research & Development	
5125 Research & Development Officer Wages	92,458.30
5150 Research & Development Wages	297,368.05
5200 Research & Development Supplies	78,609.59
5300 Subcontracted Services	48,723.21
5330 Caboma	38,200.00
Total 5300 Subcontracted Services	**86,923.21**
Total 5100 Research & Development	**555,359.15**
6000 Advertising/Promotional	
6020 Social Media	11,344.50
6030 Promotional Material	5,898.44
Marketing Consultant	13,477.61
Total 6000 Advertising/Promotional	**30,720.55**
6100 Automobile Expense	
6130 Fuel	1,844.42
6150 Repairs & Maintenance Auto	542.40
6160 Auto Supplies	62.00
6525 Lease Expense	6,694.20
Total 6100 Automobile Expense	**9,143.02**
6200 Bank Service Charges	238.47
6300 Depreciation and Amortization	
6305 Depreciation Expense	932.00
6310 Amortization Expense	16,361.16
Total 6300 Depreciation and Amortization	**17,293.16**
6340 Gifts	131.37
6400 Independant Contractors	
6410 Consultant	13,202.63
Total 6400 Independant Contractors	**13,202.63**
6500 Insurance	9,731.90
6550 Loan Expenses	
6551 Interest Expense	209,978.96
Total 6550 Loan Expenses	**209,978.96**

Unlimited Tomorrow, Inc.

PROFIT AND LOSS
January - December 2019

	TOTAL
6600 Licenses and Fees	1,464.64
6650 Office Expense	2,647.64
6325 Dues & Subscriptions	2,666.01
6660 Office supplies	8,271.53
6690 Shipping supplies expense	8,936.95
6950 Postage	5,474.88
7200 Software	
7250 Subscriptions	13,283.61
Total 7200 Software	**13,283.61**
Total 6650 Office Expense	**41,280.62**
6720 Payroll Expenses	
6350 Education/Professional Development	725.00
6710 Payroll Tax Expense	48,604.55
6730 Salaries & Wages Other	157,577.51
6740 Payroll Processing Fees	3,098.27
Total 6720 Payroll Expenses	**210,005.33**
7000 Professional Fees	
7010 Accounting	7,604.50
7020 Business Accelerator	163,225.00
7040 Legal	115,032.99
Total 7000 Professional Fees	**285,862.49**
7100 Facilities Expense	
6330 Cleaning	3,825.00
7110 Rent Expense	80,279.68
7150 Repairs & Maintenance	-2,409.86
7500 Utilities	
7300 Telephone & Internet	2,840.95
7501 Electric	8,094.73
7503 Disposal	486.56
7504 Security System	1,480.92
Total 7500 Utilities	**12,903.16**
Total 7100 Facilities Expense	**94,597.98**
7125 Equipment Rental	0.00
7400 Travel & Entertainment	107.00
7430 Meals	8,489.87
7440 Lodging	4,624.99
7445 Non-Deductible Entertainment	296.48
7450 Parking & Tolls	1,042.24
7470 Air Travel	195.00
7480 Travel	20,925.07
Total 7400 Travel & Entertainment	**35,680.65**

Unlimited Tomorrow, Inc.

PROFIT AND LOSS
January - December 2019

	TOTAL
7550 Website	224.77
8000 Taxes - Corporate	460.00
Total Expenses	**$1,515,375.69**
NET OPERATING INCOME	**$ -1,034,424.49**
NET INCOME	**$ -1,034,424.49**

Unlimited Tomorrow, Inc.

STATEMENT OF CASH FLOWS
January - December 2019

	TOTAL
OPERATING ACTIVITIES	
Net Income	-1,034,424.49
Adjustments to reconcile Net Income to Net Cash provided by operations:	
1340 Professional Services Asset	22,374.66
1350 Inventory Asset	0.00
1360 Inventory Asset:Raw Materials	-37,970.84
1420 Prepaid:Prepaid Insurance	-25,339.70
1430 Prepaid:Prepaid Expenses	1,703.30
1515 Equipment & Furniture:Accumulated Depreciation-Equipment and Furniture	-15,938.00
1545 Computers & Software:Accumulated Depreciation Computers and Software	-3,785.54
1565 Leasehold Improvements:Accumulated Amortization Leasehold Improvements	16,361.16
1600 Accumulated Depreciation (deleted-1)	-23,081.00
1670 Patents	-31,201.25
2000 Accounts Payable	10,856.64
2100 Chase Credit Card	18,401.37
2200 AMEX 21005	4,863.63
1150 Payroll Clearing	6,275.05
2410 Payroll Liabilities:New York SDI FLI	0.00
2500 Fenwick & West LLP Deferral	-30,000.00
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	**-86,480.52**
Net cash provided by operating activities	**$ -1,120,905.01**
INVESTING ACTIVITIES	
1510 Equipment & Furniture	24,221.47
1540 Computers & Software	1,419.87
1560 Leasehold Improvements	-9,160.00
1700 Due From La Chappelles	7,575.12
Net cash provided by investing activities	**$24,056.46**
FINANCING ACTIVITIES	
2700 Interest Payable	-12,012.08
2725 Robins Magnet LLC	-150,000.00
2730 Crowd Note	-1,530,511.10
2740 Trillions Fund II LLC	-112,500.00
2750 Accelerator of Trillions LLC	-37,500.00
3210 Capital Stock:Common Stock	316.90
3330 Capital Stock:Preferred Stock:Series Seed 1:Preferred Stock Series seed 1 Par	3,593,046.18
3335 Capital Stock:Preferred Stock:Series Seed 1:Preferred Stock Series Seed 1 APIC	0.00
3355 Capital Stock:Preferred Stock:Preferred Stock Series Seed 2:Preferred Stock Series Seed 2 Par	1,490,145.00
3385 Capital Stock:Preferred Stock:Preferred Stock Series Seed 3:Preferred Stock Series Seed 3 Par	193,943.00
3415 Capital Stock:Preferred Stock:Preferred Stock Series Seed 4:Preferred Stock Series Seed 4 Par	850,226.00
Net cash provided by financing activities	**$4,285,153.90**
NET CASH INCREASE FOR PERIOD	**$3,188,305.35**
Cash at beginning of period	751,615.18

Unlimited Tomorrow, Inc.

STATEMENT OF CASH FLOWS

January - December 2019

	TOTAL
CASH AT END OF PERIOD	**$3,939,920.53**